U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

4/26/05

Current Report on Form 8-K Series 2005-QS5
Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 25th day of April 2005.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________
Name: Heather Anderson
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ______________________

(Name)

____

(Title)

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC.

All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis.

The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, RFSC may make a market in the securities referred to herein.

No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

GMAC RFC Securities

GMAC-RFC Securities
Contribution Amount PO
All records

Net Rate	No of Loans	Total Cur Bal	Contributed WAC	PO Total Bal	Average PO Bal	Contrib Orig Term	Contrib WAM Stated	Contrib WA Seas	Contrib WA Orig LTV	Contrib WA Cur LTV	Contrib WA Eff LTV	Contrib WA CLTV	Contrib NZWA Crdt Scr	Contrib Net WAC
4.751 - 5.000	1	164,620.34	5.250	22,331.11	22,331.11	360	358	2	53.7	53.6	53.6	95.0	779	4.970
5.001 - 5.250	13	2,302,811.64	5.460	226,036.98	17,387.46	357	354	2	70.1	69.9	68.8	73.5	741	5.180
5.251 - 5.500	95	22,205,198.21	5.712	1,193,357.62	12,561.66	359	357	2	70.8	70.6	70.3	77.1	745	5.432
5.501 - 5.750	236	48,830,310.15	5.893	817,208.60	3,462.75	358	356	2	73.7	73.6	72.4	78.4	732	5.613
Total:	345	73,502,940.34	5.748	2,258,934.30	6,547.64	358	357	2	71.6	71.5	70.7	77.4	740	5.468

Summary Stats are weighted by the PO Balance